Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 2 DATED JUNE 15, 2020
TO THE PROSPECTUS DATED APRIL 28, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 28, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of July 1, 2020;
●	the calculation of our May 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	distributions for the month of May 2020;
●	the impact of the novel coronavirus (“COVID-19”);
●	an update to the risk factors;
●	updated experts information;
●	updated information regarding the Advisory Agreement; and
●	updated information regarding the Expense Support Agreement.
●	JULY 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of July 1, 2020 (and distribution reinvestment plan issuances following the close of business on June 30, 2020 and share redemptions as of June 30, 2020) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0597	$10.5337
Class W	$10.0597	$10.0597
Class I	$10.0597	$10.0597

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “May 31, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	MAY 31, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by the Independent Valuation Firm.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of May 31, 2020 and April 30, 2020:

	As of
(in thousands)	May 31, 2020	April 30, 2020
Investments in industrial properties	$1,098,300	$963,100
Cash and cash equivalents	536,407	518,563
Other assets	17,904	20,674
Line of credit, term loan and mortgage notes	(464,250)	(356,750)
Other liabilities	(18,414)	(16,239)
Accrued performance component of advisory fee	(1,591)	(1,106)
Accrued fixed component of advisory fee	(703)	(615)
Aggregate Fund NAV	$1,167,653	$1,127,627
Total Fund Interests outstanding	116,072	112,058

The following table sets forth the NAV per Fund Interest as of May 31, 2020 and April 30, 2020:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares	OP Units
As of May 31, 2020
Monthly NAV	$1,167,653	$1,086,666	$55,481	$21,875	$3,631
Fund Interests outstanding	116,072	108,021	5,515	2,175	361
NAV Per Fund Interest	$10.0597	$10.0597	$10.0597	$10.0597	$10.0597
As of April 30, 2020
Monthly NAV	$1,127,627	$1,049,737	$53,161	$21,097	$3,632
Fund Interests outstanding	112,058	104,318	5,283	2,096	361
NAV Per Fund Interest	$10.0629	$10.0629	$10.0629	$10.0629	$10.0629

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of May 31, 2020, we estimated approximately $42.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.

The valuation for our real properties as of May 31, 2020 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Holding period of real properties (years)	10.1

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.3%
	0.25% increase	(3.0)%
Discount rate (weighted-average)	0.25% decrease	2.0%
	0.25% increase	(2.0)%

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of May 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

●	IMPACT OF COVID-19

The global pandemic and resulting shut down of large parts of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. However, we believe we are well-positioned to navigate this unprecedented period. Our balance sheet as of May 31, 2020 was strong with over $500.0 million of cash and less than 30% leverage, calculated as our total borrowings outstanding divided by the fair value of our real property plus cash and cash equivalents. In addition, our portfolio was 97.2% leased as of May 31, 2020 and is diversified across 52 assets totaling 10.4 million square feet. Our buildings contain a diverse roster of 102 customers, large and small, spanning a multitude of industries and sectors across 17 markets. Our NAV as of May 31, 2020 is $10.06 per share, which is flat relative to the previous month’s NAV per share and our distribution represents a 5.17% annualized yield before the effect of annual distribution fees that are payable with respect to Class T shares and Class W shares.

Our tenured and experienced asset management teams are working directly with our customers to manage through these turbulent times. Within our existing portfolio, approximately 91% of our customers (based on gross May rent) continued to pay their rent for May 2020, compared to average annual collections of over 99% prior to the pandemic. We do not currently expect any material difference for collections in June 2020. However, many of our customers’ businesses have been disrupted and some of our more impacted customers are experiencing lost revenue. Our teams are working with these customers to ensure they take advantage of any available insurance and government stimulus programs, which may help them pay rent whether in full or in part. Where appropriate, we have restructured leases and may restructure additional leases to provide temporary rent relief needed by certain customers while positioning ourselves to recapture abated rent over time. As of the date of this filing, we had executed or agreed to such forbearance agreements with approximately 6% of our customers (based on gross rent). We can provide no assurances that we will be able to continue to collect rent at the same level that we did prior to the pandemic. Furthermore, we can provide no assurances that we will be able to recover unpaid rent.

While the uncertain length and depth of the damage from business disruptions remain a significant risk, we believe our NAV as of May 31, 2020 currently reflects this short-term uncertainty, as the Independent Valuation Firm has proactively increased credit loss reserves that may result from forbearance agreements or increased vacancies in the broader market. Going forward, the market disruption may slow our pace of deployment as sellers may be less willing to transact. Slower deployment of capital into income producing real estate further reduces cash flow generated to cover our distributions to our stockholders and may cause us to reduce our NAV in future periods in the absence of asset appreciation or expense support from the Advisor. However, we believe our strong balance sheet and ability as an operator will allow us to be a patient buyer of assets in order to maximize long-term total return and value creation for our stockholders.

●	RISK FACTORS

The following risk factor supersedes and replaces the sixth risk factor in the section titled "Risk Factors-Risks Related to Our General Business Operations and Our Corporate Structure” on page 69 of the Prospectus:

The current outbreak of COVID-19 and resulting impacts on the U.S. economy and financial markets has created extreme uncertainty and volatility with respect to the current and future values of real estate, and therefore our NAV per share, as well as the market value of our debt (including associated interest rate hedges). As a result, our NAV per share may not reflect the actual realizable value of our underlying properties at any given time or the market value of our debt (including associated interest rate hedges).

The current outbreak of COVID-19 and resulting impacts on the U.S. economy and financial markets have created extreme uncertainty and volatility with respect to the current and future values of real estate and real estate-related assets, borrowings and hedges. The recent COVID-19 pandemic is expected to continue to have a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. The fallout from the ongoing pandemic on our investments is uncertain; however, it is expected to have a negative impact on the overall real estate market. In addition, slower transaction volume may result in less data for assessing real estate values. This increases the risk that our NAV per share may not reflect the actual realizable value of our underlying properties at any given time, as valuations and appraisals of our properties and real estate-related assets are only estimates of market value as of the end of the prior month and may not reflect the changes in values resulting from the COVID-19 pandemic, as this impact is occurring rapidly and is not immediately quantifiable. To the extent real estate values decline after the date we disclose our NAV, whether due to the COVID-19 outbreak or otherwise, (i) we may overpay to redeem our shares, which would adversely affect the investment of non-redeeming stockholders, and (ii) new investors may overpay for their investment in our common stock, which would heighten their risk of loss. Furthermore, because we generally do not mark to market our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV. This risk may be exacerbated by the current market volatility, which can lead to large and sudden swings in the fair value of our assets and liabilities. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of May 31, 2020 was $4.4 million higher than par for such debt in aggregate, meaning that if we used the fair value of our debt rather than par (and treated the associated hedge as part of the same financial instrument), our NAV would be lower by approximately $4.4 million, or $0.04 per share, as of May 31, 2020.

●	EXPERTS

The statements included in this Supplement under the section titled “May 31, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

●	ADVISORY AGREEMENT

The following updates the description of the Advisory Agreement in the section of the Prospectus titled, “The Advisor and the Advisory Agreement”:

We, the Operating Partnership and the Advisor entered into the Amended and Restated Advisory Agreement (2020), dated as of June 12, 2020, or the “Advisory Agreement”, pursuant to which the Advisor performs certain duties and responsibilities as a fiduciary of us and our stockholders.  The Advisory Agreement has a term of one year, subject to renewal for an unlimited number of one-year periods.

●	EXPENSE SUPPORT AGREEMENT

The following updates the description of the Expense Support Agreement in the sections of the Prospectus titled, “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement,” “Management Compensation—Expense Support Agreement” and “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions…”:

The Expense Support Agreement was amended and restated as of June 12, 2020 to extend the term of the agreement through December 31, 2020.